

Mail Stop 4561

May 12, 2010

Sean Bowen
Senior Vice President and General Counsel
FleetCor Technologies, Inc.
655 Engineering Drive, Suite 300
Norcross, GA 30092-2830

> **Re: FleetCor Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2010**
> **File No. 333-166092**

Dear Mr. Bowen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements through March 31, 2010. Refer to Rule 3-12(a) of Regulation S-X.

2.   It does not appear you have included all of the disclosures required by our recent amendments to Regulation S-K. Please revise your filing to include the disclosure in response to Item 401(e). In addition, please advise us of the basis for your conclusion that disclosure of the information in answer to Item 402(s) is not necessary. Refer to SEC Release No. 34-61175.

3.   Please specifically disclose the factual basis for and the context of your following beliefs and opinions set forth in the registration statement:

- FleetCor is a leading independent global provider of specialized payment products and services to commercial fleets, major oil companies and petroleum marketers.

- The fleet card industry is positioned for further consolidation because it is served by a fragmented group of suppliers, few with the size and scale to adequately invest to keep pace with industry advancements.

- There will be an increasingly limited number of vendors that can serve the fleet card market effectively and even fewer with the ability to provide products and network services on a global scale.

- Based on our analysis of data from a variety of sources, we believe small and medium commercial fleets represent our greatest opportunity for growth.

- There is less data available on the Latin American and Asian fleet card markets; however, we believe based on information available to us from a variety of sources, that commercial fleets in these markets will likely represent a significant, long-term growth opportunity.

- Based on our analysis of data from several sources, we believe there were approximately 68 million fleet vehicles in 30 European countries in 2007.

Industry and Market Data, page i

4.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that, while you believe such publications to be reliable, you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise. Further, the inclusion of this disclaimer between the inside cover page and the prospectus summary is inappropriate and should be placed elsewhere in the filing.

Industry Background, page 2

5.	With respect to third-party statements in your prospectus, such as the data attributed to Packaged Facts and Datamonitor, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1. Also, tell us whether you commissioned any of the referenced sources.

Our Growth Strategy

"Pursue growth through strategic acquisitions …," page 4

6.   We note that you will seek opportunities to increase your customer base through further strategic acquisitions. Please tell whether you are currently in negotiations with respect to any acquisitions.

Selected consolidated financial data, page 34

7.   Please add clarification to explain why you do not show any cash and cash equivalents or restricted cash as of December 31, 2005.

Management's discussion and analysis of financial condition and results of operations

Results of Operations

Year ended December 31, 2009 compared to the year ended December 31, 2008

North American segment operating income, page 46

8.   We note that you disclose the factors that resulted in North American operating income increasing year over year. Please provide additional disclosure to explain why although operating income increased year over year, North American operating margin decreased year over year.

Liquidity and capital resources

Cash flows, page 51

9.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please expand your discussion accordingly. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Stock-based compensation, page 57

10.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise

price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

11.   Please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

12.   Consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

Contractual obligations, page 59

13.   Please revise this chart to use the periods specified in Item 303(a)(5) of Regulation S-K.

Business, page 60

General

14.   We note that the top three "strategic relationships" with major oil companies represented in the aggregate approximately 18%, 14% and 13% of your consolidated revenue in 2009, 2008 and 2007, respectively. Please expand your Business section to describe these relationships in greater detail.

15.   You refer throughout your prospectus to your business with government fleets. Please disclose the extent of this type of business. In this section, please provide the description required by Item 101(c)(1)(ix) of Regulation S-K, if material.

Industry characteristics provide an attractive growth opportunity, page 62

16.   Please avoid the use of industry specific terms that are not self explanatory to a reader that is unfamiliar with your industry or business. For example, describe what is meant by "OTR fleets."

Our competitive strengths, page 63

17.   You do not appear to have provided a balanced discussion of your competitive strengths and weakness. This section contains no discussion of your competitive disadvantages, and your risk factor on this subject contains generic disclosures that could apply to any issuer. You should include specific negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Technology, page 71

18.   We note your statements that you "recognize the importance of state-of-the-art, secure, efficient and reliable technology in our business and have made significant investments in our applications and infrastructure," and that "In 2009, we spent more than $20 million in capital and operating expenses to operate, protect and enhance our technology and we expect to spend a similar amount in 2010." Your Business section should include an estimate of the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Facilities, page 75

19.   It appears you should have filed as exhibits your leases for your headquarters in Georgia and the Czech Republic. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file these agreements with your next amendment or advise.

Compensation Discussion and Analysis, page 81

20.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. For example, we note minimal discussion and analysis of how the Committee determined specific individual increases to base salaries, discretionary bonuses and performance based restricted stock grants. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

21.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.

22.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Clarke's stock and option awards granted in fiscal 2009 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Outstanding equity awards at fiscal year-end 2009, page 91

23.   Please advise why this chart contains no data.

Principal and selling stockholders, page 101

24.   Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

25.   Please disclose any persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Wm. B. Reily & Company, Summit Partners, Bain Capital, Chestnut Hill Fuel, and Advent International. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Certain Relationships and Related Party Transactions, page 103

26.   It appears that you have not filed certain agreements entered into with related parties. For instance, we note your agreements for the sales of Series E Convertible Preferred Stock and the repurchases of stock. Please refer to Item 601(b)(10)(ii)(A) and ensure your next filing includes all applicable related party agreements.

27.   We note from the discussion on page F-51 that you paid Nautic Partners, one of your Series E Convertible Preferred Stockholders and a former majority owner of your common stock, approximately $500,000 annually as a "management fee." We further note that you derived fee revenue of approximately $526,000 from LEI. Please tell us why these matters have not been disclosed in the related party transaction section and any related agreements filed as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

28.   The disclosure in the section entitled "Loans to chief executive officer" does not appear to comport with similar disclosure appearing on page F-30 in the notes to the financial statements. Please advise, or revise your disclosure.

29.   For each transaction you describe in this section, disclose the name of the related person and the basis on which the person is a related person. Please do not describe transactions in this section which are not with related persons. Refer to Item 404(a) of Regulation S-K.

30.   Please disclose the standards to be applied pursuant to your policies and procedures with respect to transactions with related persons.

Where you can find more information, page 125

31.   You have disclosed that you file annual, quarterly and current reports and other information with the SEC. Please advise.

Consolidated balance sheets, page F-3

32.   We note you include a pro forma presentation in your historical financial statements. Tell us why you have not shown a pro forma earnings per share on the face of the Income Statements since it appears that the automatic conversion of the preferred shares would result in a material reduction of earnings per share.

33.   Revise your "commitments and contingencies" line item to remove the dashes in the amounts column since the dashes implies that such amounts are zero. Any recorded amounts should be classified within liabilities.

Notes to consolidated financial statements

2. Summary of significant accounting policies

Revenue recognition and presentation, page F-7

34.   Please expand your revenue recognition policy for the following items:

- Distinguish your revenue recognition policy between your merchant and network relationships and your customers and partners. That is, explain how each of the four criteria of revenue recognition under SAB 104 are met under these different revenue streams. For example, you discuss on page 37, that from your customers and partners, you derive revenue from a variety of program fees including transaction fees, card fees, network fees and report fees. Your current policy disclosure does not appear to address each of these items.
- Include disclosure that explains how you applied the guidance in ASC 605-45-05 to your revenue recognition policy.

- Clarify and discuss if there are any differences in terms of revenue recognition if a transaction is processed on one of your closed-loop networks compared to a transaction processed on a third-party network. For example, we note your discussion of MasterCard interchange fees on page 21.
- We note your discussion on page 66 of your telematics solution in Europe. It does not appear that you discuss this product offering in your revenue recognition policy.
- We note the line item deferred revenue in your statement of cash flows. To the extent, that your revisions to your policy do not include a discussion of deferred revenue, provide a discussion of your recognition of deferred revenue.

Accounts receivable, page F-12

35.   Revise to disclose your policy for accounting for accounts receivables that will be sold to the securitization (i.e., held for sale). Indicate how you account for any new "portfolios" purchased as you describe in your footnote on page F-13. In this regard, you should disclose your policy for accounts receivables that are being held for investments (e.g., gross domestic retained receivables). In addition, tell us and disclose how you are presenting these classifications within your statements of cash flows. See ASC 230-10-45-12(e) and 21.

36.   Tell us the nature of the revenue earned on receivables sold to Funding. Indicate whether you recognize revenue as a result of gains on the sale of receivables, services revenues earned, and/or changes in fair value of any residual assets obtained in the securitization of receivables. Identify the securitization activities included in revenue as you indicate in your recent accounting pronouncement note on page F-14. Your response should address how your accounting complies with ASC 860-20-25-1. In addition, tell us what consideration you gave to disclosing your securitization transactions as a critical accounting policy within MD&A.

37.   Clarify whether you hold any residual interest or any other asset in the trust/conduit as a credit enhancement. If so, revise your disclosures to discuss your accounting policies for those assets and ensure that such assets are included in your fair value disclosures in note 3 on page F-16.

4. Preferred stock transactions, page F-17

38.   Explain why you have no proceeds associated with the September 7, and December 19, 2006 issuances of Series D-4 Preferred Stock. In addition, provide your analysis of whether the Series E Preferred Stock contained a beneficial conversion feature. That is, indicate the fair value of your underlying shares of common stock on April 1, 2009 and the effective conversion rate of your Series E Preferred Stock. See ASC 470-20-30. Further, explain how you will account for the accrued dividends on the shares of Series E Preferred Stock that are convertible into shares of common stock.

5. Share based compensation, page F-17

39.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

- the nature and type of stock option or other equity related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the total amount of deferred compensation reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and
- indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.).

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

40.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

41.   Ensure that you have included all disclosures outlined in ASC 718-10-50. Explain how you used your "historical experience" to estimate the expected volatility. In this regard, since you are not yet a public company, explain how you identified your historical experience. Revise accordingly.

6. Acquisitions, page F-20

42.   We note that you have determined your customer relationships have a weighted average useful life of 9 to 20 years. Tell us and disclose how you determined that certain of your customer relationships have a useful life of up to 20 years. Refer to ASC 350-30-35-1 through 5.

43.   We note that you identified the trade names and trademarks as indefinite lived assets.
        Identify the significant components of this asset class and explain why you believe these
        assets should have an indefinite life.

Note 17.   Financial statements of guarantors, page F-33

44.   Please tell us why you are providing condensed consolidating financial statements of the
        Guarantors and non-Guarantor subsidiaries. If you are providing these financial statements
        in accordance with Rule 3-10 of Regulation S-X, please provide us with your analysis under
        that rule.

CLC Group, Inc. financial statements, F-40

45.   Please provide us with your analysis that you determined that unaudited interim financial
        statements for the period ended March 31, 2009 and the corresponding interim period of the
        preceding year are not required. Refer to Rule 3-05 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-3

46.   Please identify the specific exemption from registration upon which you relied with respect
        to each disclosed transaction, and tell us whether a Form D was filed in each instance where
        you relied on Regulation D.

Index to Exhibits

47.   Please file all required exhibits as soon as possible for our review and possible further
        comment.

48.   Please advise as to why you have not filed the CLC acquisition agreement as an exhibit to
        your registration statement.

                                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
Your responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment

decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions or comments on the financial statements and related matters, please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, if you require additional assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (404) 572-5100
       Alan J. Prince, Esq.
       King & Spalding LLP